3005 Highland Parkway
Downers Grove, IL 60515

July 19, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Dover Corporation has made disclosure pursuant to such provision in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, which was filed with the U.S. Securities and Exchange Commission on July 19, 2018.

Very truly yours,

By: /s/ Ivonne M. Cabrera
Name: Ivonne M. Cabrera
Title: Senior Vice President,
General Counsel & Secretary